================================================================================
                                                        ========================
                                                              OMB APPROVAL
                                                        ========================
                                                        OMB Number: 3235-0515
                                                        ========================
                                                        Expires: April 30, 2005
                                                        ========================
                                                        Estimated average burden
                                                        hours per response: 43.5
                                                        ========================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
     ---------------------------------------------------------------------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 34)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)

          James M. Barkley, Esq.                Peter R. Schwartz, Esq.
         Simon Property Group, Inc.              Westfield America Inc.
           National City Center                11601 Wilshire Boulevard
         115 West Washington Street                    12th Floor
              Suite 15 East                      Los Angeles, CA 90025
          Indianapolis, IN 46024               Telephone: (310) 445-2427
        Telephone: (317) 636-1600

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
     ---------------------------------------------------------------------
                                   Copies to:

      Steven A. Seidman, Esq.                   Scott V. Simpson, Esq.
      Robert B. Stebbins, Esq.         Skadden, Arps, Slate, Meagher & Flom LLP
      Willkie Farr & Gallagher                     One Canada Square
         787 Seventh Avenue                          Canary Wharf
      New York, New York 10019                 London, E14 5DS, England
     Telephone: (212) 728-8000               Telephone: (44) 20 7519 7000

     ---------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $1,160,416,360                           $232,083.27
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 58,020,818 shares of Common Stock, consisting of (i) 49,298,965 outstanding shares of Common Stock, (ii) 2,270 shares of Common Stock issuable upon conversion of 31,784,842 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,202,785 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 1,516,798 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on Amendment No. 2 to the Registrant's Preliminary Revocation Solicitation Statement on
     Schedule 14A filed on May 14, 2003, the Registrant's Schedule 14D-9 filed on December 11, 2002, the Registrant's Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2002 and the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $248,745.11                           Filing Party:  Simon Property Group, Inc.; Simon Property
Form or Registration      Schedule TO (File No. 005-42862),                    Acquisitions, Inc.; Westfield America, Inc.
No.                       Amendment No. 1 to the Schedule TO    Date Filed     December 5, 2002, December 16, 2002 and
                          and Amendment No. 5 to the                           January 15, 2003
                          Schedule TO

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|_| Check the appropriate boxes below to designate any transactions to which the statement relates.
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================

                                   SCHEDULE TO

     This Amendment No. 34 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission on January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, by Amendment No. 16 thereto filed with the Commission on February 27, 2003, by Amendment No. 17 thereto filed with the Commission on February 28, 2003, by Amendment No. 18 thereto filed with the Commission on March 3, 2003, by Amendment No. 19 thereto filed with the Commission on March 6, 2003, by Amendment No. 20 thereto filed with the Commission on March 18, 2003, by Amendment No. 21 thereto filed with the Commission on March 21, 2003, by Amendment No. 22 thereto filed with the Commission on March 28, 2003, by Amendment No. 23 thereto filed with the Commission on March 31, 2003, by Amendment No. 24 thereto filed with the Commission on April 30, 2003, by Amendment No. 25 thereto filed with the Commission on May 2, 2003, by Amendment No. 26 thereto filed with the Commission on May 9, 2003, by Amendment No. 27 thereto filed with the Commission on May 12, 2003, by Amendment No. 28 thereto filed with the Commission on May 13, 2003, by Amendment No. 29 thereto filed with the Commission on May 21, 2003, by Amendment No. 30 thereto filed with the Commission on May 27, 2003, by Amendment No. 31 thereto filed with the Commission on May 30, 2003, by Amendment No. 32 thereto filed with the Commission on June 4, 2003 and by Amendment No. 33 thereto filed with the Commission on June 10, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 34 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11.        ADDITIONAL INFORMATION.

                On June 20, 2003, the United States Court of Appeals for the Sixth Circuit issued an Order (the "Order"), a copy of which is filed herewith as Exhibit (a)(5)(GGG). The Order granted appellants' motion to expedite the appeal of the Amended Opinion and Order issued on May 8, 2003 by the United States Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. et al., Plaintiffs, vs. Taubman Centers, Inc., et al., Defendants, and Lionel Z. Glancy, Plaintiff, vs. Robert S. Taubman, et al., Defendants.

                On June 5, 2003, the Michigan State House of Representatives passed House Bill No. 4764 ("HB 4764"), which provided for certain amendments to the Michigan Control Share Act. On June 24, 2003, Michigan State Senate Majority Leader Ken Sikkema issued a press release announcing that the Michigan State Senate would not act on HB 4764 until after Michigan lawmakers returned from the summer recess in September 2003. In the press release, State Senate Majority Leader Sikkema announced that a date for further consideration of HB 4764 would not be announced until September 2003. A copy of the press release issued by State Senate Majority Leader Sikkema is filed herewith as Exhibit (a)(5)(HHH).


Item 12.        EXHIBITS.

(a)(5)(GGG) Order issued on June 20, 2003 by the United States Court of Appeals for the Sixth Circuit in the matter of Simon Property Group, Inc. et al., Plaintiffs - Appellees, vs. Taubman Centers, Inc., et al., Defendants - Appellants, and Lionel Z. Glancy, Plaintiff - Appellant, vs. Robert S. Taubman, et al., Defendants
                - Appellees.

(a)(5)(HHH) Press release issued by Michigan State Senate Majority Leader Ken Sikkema, dated June 24, 2003.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 25, 2003 that the information set forth in this statement is true, complete and correct.


                                SIMON PROPERTY GROUP, INC.

                                By: /s/ JAMES M. BARKLEY
                                    -------------------------------------
                                    Name:   James M. Barkley
                                    Title:  Secretary and General Counsel


                                SIMON PROPERTY ACQUISITIONS, INC.

                                By: /s/ JAMES M. BARKLEY
                                    -------------------------------------
                                    Name:   James M. Barkley
                                    Title:  Secretary and Treasurer

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of June 25, 2003 that the information set forth in this statement is true, complete and correct.


                                WESTFIELD AMERICA, INC.

                                By: /s/ PETER R. SCHWARTZ
                                    -------------------------------------
                                    Name:  Peter R. Schwartz
                                    Title: Senior Executive Vice President

                                  EXHIBIT INDEX


  EXHIBIT NO.                           DESCRIPTION
  -----------   ---------------------------------------------------------------
(a)(5)(GGG)     Order issued on June 20, 2003 by the United States Court of
                Appeals for the Sixth Circuit in the matter of Simon Property
                Group, Inc. et al., Plaintiffs - Appellees, vs. Taubman Centers,
                Inc., et al., Defendants - Appellants, and Lionel Z. Glancy,
                Plaintiff - Appellant, vs. Robert S. Taubman, et al., Defendants
                - Appellees.

(a)(5)(HHH) Press release issued by Michigan State Senate Majority Leader Ken Sikkema, dated June 24, 2003.